Filed by Belden Inc.
Pursuant to Rule 425
Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: Belden Inc.
Subject Company’s Commission File No.: 1-12280

     This filing relates to a planned merger between Belden Inc. (“Belden”) and Cable Design Technologies Corporation (“CDT”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the “Merger Agreement”), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.

[BELDEN LOGO]

DATE:	April 7, 2004

TO:	ALL EMPLOYEES

SUBJECT:	ORGANIZATION ANNOUNCEMENT

Many of you have already heard from Peter Wickman, Vice President, Operations and President of Belden Electronics Division, that he has decided to take early retirement when the Belden CDT merger is completed. Peter has been a valued leader since he came to Belden in 1989. On behalf of the entire Company I want to thank him for his part in making Belden the respected company and industry leader that we are today. We wish Peter all the best in the years to come.

I am pleased to announce that Peter Sheehan, Executive Vice President of Cable Design Technologies, will succeed Peter Wickman as President of the Electronic Products Division upon completion of the merger, and that Bob Matz, presently the head of our North American Communications business, will become President of Belden CDT’s Networking Division.

I am confident that these leadership assignments will help our two great companies combine their strengths and learn from each other and that these individuals will bring fresh insight and energy to their new responsibilities.

The leadership plans for the other business units of Belden CDT after the merger will remain as previously announced: Larrie Rose will be President of Belden CDT Europe, Robert Canny of CDT will continue as President of the Specialty Products business, and David Harden of CDT will continue as President of West Penn Wire.

I ask each of you to give your complete support to Peter Sheehan, Bob Matz and the rest of our leadership team as we launch this new enterprise, Belden CDT.

Sincerely,

C. Baker Cunningham
Chairman, President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

     This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden’s Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT’s Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

     On March 24, 2004, CDT filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement/prospectus of Belden and CDT and other relevant materials regarding the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus filed with the SEC on March 24, 2004, the definitive joint proxy statement/prospectus when it becomes available and other relevant materials when they become available because they contain or will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

PARTICIPANTS IN THE TRANSACTION:

     CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock and information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the preliminary joint proxy statement/prospectus of Belden and CDT filed with the SEC on March 24, 2004.